Exhibit 99.2

MARTI TECHNOLOGIES, INC. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  CONTROL NUMBER Signature Signature, if held jointly Date , 2025 Signature should agree with name printed hereon . If shares are held in the name of more than one person, EACH joint owner should sign . Executors . administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign . Attorneys should submit powers of attorney . 1 . “As an ordinary resolution, that Oguz Alper Öktem be re - appointed as a Class III Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.” PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2. Please mark like this X your votes FOR AGAINST ABSTAIN 2025 FOR AGAINST ABSTAIN 2 . “As an ordinary resolution, that Daniel Freifeld be re - appointed as a Class III Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Memorandum and Articles of Association of the Company . ” NOTE : By execution of this Proxy Card, the undersigned hereby authorizes the proxies to vote, in their discretion, on any other business that may properly be brought before the meeting or any adjournment or postponement thereof . YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK YYY EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on December 23 , 2025 . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided.

MARTI TECHNOLOGIES, INC. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 24, 2025 The undersigned shareholder(s) of Marti Technologies, Inc . hereby appoint(s) Cankut Durgun and Irem Aydin, or either of them, as proxies, with full power of substitution, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Marti Technologies, Inc . that the undersigned would be entitled to vote at the Annual General Meeting of Shareholders to be held at 9 : 00 a . m . New York time / 5 : 00 p . m . Istanbul time on December 24 , 2025 , and any adjournment or postponement thereof . The 2025 Annual General Meeting of Shareholders will be held at the offices of the Company at Buyukdere Cd . No : 237 , Maslak, 34485 , Sariyer/Istanbul, Türkiye . THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER . IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2 . PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY . (Continued and to be marked, dated and signed on reverse side)  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on December 24, 2025. The Notice and Proxy Statement are available at https://www.cstproxy.com/martitech/2025 2025